Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255100

PROSPECTUS SUPPLEMENT NO. 8
(TO PROSPECTUS DATED MAY 27, 2022)

7,620,000
Units consisting of
Common Shares or
Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares

Performance Shipping Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 27, 2022 (“Prospectus”) of Performance Shipping Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-255100).

On August 5, 2022, the Company filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2022.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the interim unaudited consolidated financial statements of Performance Shipping Inc. for the six months ended June 30, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: August 5, 2022	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days, including ballast leg. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated.

	For the six months ended June 30,
	2022	2021
Ownership days	905	905
Available days	875	865
Operating days, including ballast leg	855	705
Fleet utilization	97.7%	81.5%
Time charter equivalent (TCE) rate	$18,888	$8,667
Daily operating expenses	$6,936	$6,386

	For the six months ended June 30,
	2022	2021
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues	$25,275	$17,513
Less: voyage expenses	(8,748)	(10,016)

Time charter equivalent revenues	$16,527	$7,497

Available days	875	865
Time charter equivalent (TCE) rate	$18,888	$8,667

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, or through a pool arrangement, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed on time charter voyages, spot voyages or through a pool arrangement. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

 Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for the tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of June 30, 2022, our aggregate outstanding debt, including related party loan, amounted to $51.2 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all periods presented.

Results of Operations (Continuing Operations)	For the Six Months Ended June 30,
	2022	2021	variation	% change
	in millions of U.S. dollars
Revenue	25.3	17.5	7.8	45%
Voyage expenses	-8.7	-10	1.3	-13%
Vessel operating expenses	-6.3	-5.8	-0.5	9%
Depreciation and amortization of deferred charges	-4.1	-3.7	-0.4	11%
General and administrative expenses	-3.3	-3.0	-0.3	10%
Provision for credit losses and write offs	-0.1	0.0	-0.1	-
Foreign currency (losses) / gains	0.1	0.0	0.1	-
Interest and finance costs	-1.1	-0.9	-0.2	22%
Interest income	0.0	0.0	0.0	-
Net income / (loss) from continuing operations	1.8	-5.9	7.7	-131%
Net income / (loss) from discontinued operations	-	0.4	-0.4	-100%

For the six months ended June 30, 2022 compared to the six months ended June 30, 2021

Net income from continuing operations for the six months ended June 30, 2022, amounted to $1.8 million, compared to net loss of $5.9 million for the same period in 2021. The net income for the six months ended June 30, 2022 was a result of increased revenues contributed by our tankers fleet, which led our profitability to significantly increase. Specifically, we noted a continuation in the tanker market recovery, supported by strong demand for crude oil and significant changes in trading patterns as a result of sanctions on Russian crude oil exports leading to longer-haul tanker voyages. In the first six months of 2021, the depressed market conditions in the tankers’ industry, being an impact of the ongoing COVID-19 pandemic, led our revenues to significantly lower levels that did not manage to exceed the level of the continuing operations’ expenses.

Net Income from discontinued operations for the six months ended June 30, 2022 was $Nil while for 2021, amounted to $0.4 million. The income of the first six months of 2021 depicted solely the impact of $0.4 million of income from insurance settlements of one of our container vessels.

Voyage and Time Charter Revenues from continuing operations for the six months ended June 30, 2022, amounted to $25.3 million, compared to $17.5 million for the same period in 2021. The increase in time charter revenues is attributable to the increased time-charter equivalent rates (TCE rates) as a result of the improved tanker charter rate environment achieved during the quarter.

Voyage Expenses from continuing operations for the six months ended June 30, 2022, amounted to $8.7 million, compared to $10 million for the same period in 2021. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease of the voyage expenses was mainly attributable to the decrease of spot charters and the increase of pool charters.

Vessel Operating Expenses from continuing operations for the six months ended June 30, 2022 amounted to $6.3 million, compared to $5.8 million for the same period of 2021 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The overall increase in vessel operating expenses was attributable to the increase of the daily operating expenses of our tanker vessels as the ownership days of our fleet remained stable.

Depreciation and amortization from continuing operations for the six months ended June 30, 2022 amounted to $4.1 million, compared to $3.7 million for the same period in 2021, and represents the depreciation and amortization expense of our tanker vessels. The noted increase of $0.4 million was attributable to the increase in the amortization expense by $0.3 million and an increase in depreciation of $0.1 million.

General and Administrative Expenses from continuing operations for the six months ended June 30, 2022 amounted to $3.3 million, compared to $3 million for the same period in 2021, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase was mainly attributable to increased bonuses partially counterbalanced by a decrease in compensation cost.

Other Income from discontinued operations for the six months ended June 30, 2021 amounted to $0.4 million and represents income from insurance settlements of our container vessel Domingo, compared to $Nil for the six months ended June 30, 2022.

Interest and Finance Costs from continuing operations were $1.1 million for the period ended June 30, 2022, compared to $0.9 million for the same period in 2021. The increase is attributable to increased average interest rates, which were 3.25% for the first six months of 2022, compared to 2.92% in the first six months of 2021, and increase due to a new loan agreement with Mango amounting to $5 million.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of June 30, 2022 and December 31, 2021, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $10.8 million and $4.2 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements’ issuance.

Cash Flow (Continuing and Discontinued Operations)

As of June 30, 2022, cash and cash equivalents amounted to $13.3 million, compared to $9.6 million as of December 31, 2021. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Net Cash Used In Operating Activities

Net cash used in operating activities for the six- month period ended June 30, 2022 amounted to $1.6 million, compared to $1.5 million for the six- month period ended June 30, 2021. The increase of net cash used in operating activities was mainly attributable to increased revenues, as a result of increased average time charter rates, partially counterbalanced by the increase in the working capital outflow.

Net Cash Used In Investing Activities

Net cash used in investing activities in the six months ended June 30, 2022 and 2021 was $4.0 million and $0.9 million respectively. The noted variance is mainly attributable to the increase in advances for vessel acquisitions by $2.8 million and the increase of payments for vessel’ improvements by $0.3 during the six-month period ended June 30, 2022.

Net Cash Provided By / (Used In) Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2022 was $9.3 million and mainly consists of the proceeds of $5.0 million from the related party loan and the proceeds from the issuance of common stock and units of $8.5 million , partially counterbalanced by loan repayments of $4.0 million.

Net cash used in financing activities in the six months ended June 30, 2021 was $4.0 million and reflects the amounts that we repaid to our lenders for our outstanding loan facilities.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

(a) Registered Direct Offering: On July 18, 2022, the Company completed a direct offering of 17,000,000 common shares at a price of $0.35 per share and Warrants to purchase up to 17,000,000 common shares at a concurrent private placement.  Each Class A warrant is immediately exercisable for one common share at an exercise price of $0.35 per share and will expire five and a half years from issuance. The offering closed on July 19, 2022, and the Company received net proceeds of $5.33 million.

(b) Acquisition of New Vessel: On July 5, 2022 the Company took delivery of the Aframax tanker vessel “P. Sophia” (formerly “Maran Sagitta”) and paid the purchase price of $27.6 million with a combination of own funds and proceeds from a new loan facility (see paragraph (c) below).

(c) New Loan Facility with Piraeus Bank: On July 1, 2022 and in relation with the acquisition of the vessel “P. Sophia” discussed above (see paragraph (b)), , the Company utilized the full amount of $31.9 million of the loan facility with Piraeus bank dated June 30, 2022 (Note 7) and paid arrangement fees of $0.2 million. On July 5, 2022 and after the repayment of the respective tranche, the ship-owning company of “P. Yanbu” was released from the loan agreement dated December 3, 2020 (Note 7), which remains in effect for the two vessels “P. Fos” and “P. Kikuma”.

(d) Receipt of NASDAQ Notice: On July 13, 2022, the Company received written notification from The NASDAQ Stock Market LLC (“NASDAQ”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is until January 9, 2023. The Company intends to cure this deficiency within the prescribed grace period.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at June 30, 2022 (unaudited) and December 31, 2021
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2022	December 31, 2021
CURRENT ASSETS:
Cash and cash equivalents	$13,269	$9,573
Accounts receivable, net of provision for credit losses (Note 4)	8,247	3,792
Deferred voyage expenses	75	58
Inventories	2,254	4,286
Prepaid expenses and other assets	4,223	1,670
Current assets from discontinued operations (Note 3)	47	47
Total current assets	28,115	19,426

FIXED ASSETS:
Advances for vessel acquisitions (Note 6)	2,811	-
Vessels, net (Note 6)	120,534	123,036
Property and equipment, net	106	151
Total fixed assets	123,451	123,187

NON-CURRENT ASSETS:
Right of use asset under operating leases (Note 8)	39	84
Deferred charges, net	1,908	1,408
Other non-current assets (Note 6)	-	819
Total non-current assets	1,947	2,311
Total assets	$153,513	$144,924

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$7,799	$7,788
Related party financing, current, net of unamortized deferred fin. costs (Note 5)	4,864	-
Accounts payable, trade and other	1,677	5,742
Due to related parties (Note 5)	35	127
Accrued liabilities	2,831	1,342
Lease liabilities, current (Note 8)	37	66
Current liabilities from discontinued operations (Note 3)	116	120
Total current liabilities	17,359	15,185

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	38,208	42,110
Other liabilities, non-current	261	262
Long-term lease liabilities (Note 8)	2	18
Commitments and contingencies (Note 8)	-	-
Total long-term liabilities	38,471	42,390

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 793,657 and 0 issued and outstanding as at June 30, 2022 and December 31, 2021, respectively (Note 9)	8	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 10,395,030 and 5,082,726 issued and outstanding as at June 30, 2022 and December 31, 2021, respectively (Note 9)	104	51
Additional paid-in capital (Note 9)	475,193	457,439
Other comprehensive loss	(2)	(2)
Accumulated deficit	(377,620)	(370,139)
Total stockholders’ equity	97,683	87,349
Total liabilities and stockholders’ equity	$153,513	$144,924

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
REVENUE:
Revenue (Note 4)	$25,275	$17,513

EXPENSES:
Voyage expenses	8,748	10,016
Vessel operating expenses	6,277	5,779
Depreciation and amortization of deferred charges (Note 6)	4,070	3,653
General and administrative expenses (Notes 5 and 9)	3,289	3,009
Provision/(reversal) for credit losses and write offs (Note 4)	77	(20)
Foreign currency losses / (gains)	(53)	68
Operating income/ (loss)	$2,867	$(4,992)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5 and 7)	(1,090)	(921)
Interest income	13	13
Total other expenses, net	$(1,077)	$(908)

Net income/(loss) from continuing operations	$1,790	$(5,900)
Deemed dividend on Series B preferred stock upon exchange of common stock (Note 9)	(9,271)	-
Dividends on Series B preferred stock (Note 10)	(328)	-

Net loss attributable to common stockholders from continuing operations	$(7,809)	$(5,900)

Net income attributable to common stockholders from discontinued operations (Note 3)	$-	$400

Total net loss attributable to common stockholders	$(7,809)	$(5,500)

Loss per common share, basic and diluted, continuing operations (Note 10)	$(1.82)	$(1.18)

Earnings per common share, basic and diluted, discontinued operations (Note 10)	$-	$0.08

Loss per common share, basic and diluted, total (Note 10)	$(1.82)	$(1.10)

Weighted average number of common shares, basic and diluted (Note 10)	4,292,326	5,019,981

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income/ (Loss)
For the six months ended June 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2022	2021

Net income/(loss) from continuing and discontinued operations	$1,790	$(5,500)
Comprehensive income/(loss) from continuing and discontinued operations	$1,790	$(5,500)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2022, and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2020	5,082,726	$51	-	$-	$457,171	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	(5,500)	(5,500)
- Compensation cost on restricted stock & stock options award (Note 9)	-	-	-	-	227	-	-	227
Balance, June 30, 2021	5,082,726	51	-	-	457,398	8	(365,933)	91,524

Balance, December 31, 2021	5,082,726	$51	-	$-	$457,439	$(2)	$(370,139)	$87,349
- Net profit	-	-	-	-	-	-	1,790	1,790
- Compensation cost on restricted stock awards (Note 9)	-	-	-	-	80	-	-	80
- Common shares exchanged for Series B preferred shares	(2,834,612)	(28)	793,657	8	9,291	-	(9,271)	-
- Issuance of common stock under ATM program, net of issuance costs (Note 9)	526,916	5	-	-	1,333	-	-	1,338
- Issuance of units, net of issuance costs (Note 9)	7,620,000	76	-	-	7,050	-	-	7,126
Balance, June 30, 2022	10,395,030	$104	793,657	$8	$475,193	$(2)	$(377,620)	$97,683

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the six months ended June 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2022	2021
Cash Flows used in Operating Activities:
Net income/ (loss)	$1,790	$(5,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	4,070	3,653
Amortization of deferred financing costs	127	74
Compensation cost on restricted stock and stock option awards (Note 9)	80	227
(Increase) / Decrease in:
Accounts receivable	(4,455)	1,084
Deferred voyage expenses	(17)	(77)
Inventories	2,032	(1,162)
Prepaid expenses and other assets	(2,553)	72
Right of use asset under operating leases	45	50
Other non-current assets	242	-
Increase / (Decrease) in:
Accounts payable, trade and other	(4,063)	784
Due to related parties	(92)	(45)
Accrued liabilities	1,485	(24)
Other liabilities, non current	(1)	14
Lease liabilities under operating leases	(45)	(50)
Drydock costs	(239)	(640)
Net Cash used in Operating Activities	$(1,594)	$(1,540)
Cash Flows used in Investing Activities:
Advances for vessel acquisitions and other vessel costs (Note 6)	(2,811)	-
Payments for vessels’ improvements (Note 6)	(1,199)	(867)
Property and equipment additions	(9)	(4)
Net Cash used in Investing Activities	$(4,019)	$(871)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from related party loans (Note 5)	5,000	-
Proceeds from issuance of common shares, net offering costs	7,126	-
Repayments of long-term bank debt (Note 7)	(3,955)	(3,956)
Issuance of common stock, net of issuance costs (Note 9)	1,338	-
Payments of financing costs (Note 5)	(200)	-
Net Cash provided by / (used in) Financing Activities	$9,309	$(3,956)
Net decrease in cash, cash equivalents and restricted cash	$3,696	$(6,367)
Cash, cash equivalents and restricted cash at beginning of the year	$9,574	$21,378
Cash, cash equivalents and restricted cash at end of the period	$13,270	$15,011
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$13,270	$15,011
Cash, cash equivalents and restricted cash at the end of the period	$13,270	$15,011
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing activities	$-	$410
Interest payments, net of amounts capitalized	$910	$830

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Note 3). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (Note 3). For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During the six months periods ended June 30, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. The Company’s revenues are impacted by fluctuations in spot charter rates for Aframax tankers. During the six months ended June 30, 2021, the Company’s revenue came under pressure due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. However, during the six months ended June 30, 2022, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports.  As of June 30, 2022 and during the  six month periods ended  June 30, 2022 the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future. As of June 30, 2022, the impact of the outbreak of COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.  The overall impact of COVID-19 on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain and may not be fully reflected in the Company’s financial results for the period ended June 30, 2022.

Furthermore, the recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 11, 2022. There have been no material changes to these policies or pronouncements during the six months ended June 30, 2022, except as disclosed below:

Exchange of Common Shares for Shares of Convertible Preferred Stock: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine whether the preferred shares should be classified as permanent equity, temporary equity or liability.  In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange.  When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the common shares exchanged, that value represents a dividend to the preferred holders, which should be deducted from the net loss from continuing operations to arrive at the net loss available to common stockholders from continuing operations.

Underwritten Public Offering: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine whether the warrants and pre-funded warrants issued should be classified as permanent equity, temporary equity or liability. The Company has determined that warrants and pre-funded warrants are free standing instruments and are out of scope of ASC 480 and meet all criteria for equity classification. The Company has recorded the excess of the proceeds received over the par value of common stock to additional paid in capital.

Accounting Pronouncements - Not Yet Adopted

Reference Rate Reform (Topic 848): In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.  An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. As of June 30, 2022, the Company has not yet elected any optional expedients provided in the standard and the Company does not currently have any contracts that have been changed to a new reference rate. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period and will continue to evaluate the potential impact of this standard on its consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
3.	Discontinued Operations

Since August 2019, upon the delivery of the Company’s first tanker vessel “Blue Moon”, through August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers’ segment) and one to the operations of tanker vessels (tankers’ segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it would not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying consolidated financial statements.

Below are presented summarized the operating results of the discontinued operations for the six months ended June 30, 2022 and 2021, as well as the balance sheet information on the Company’s discontinued operations as of June 30, 2022 and December 31, 2021:

	June 30,
	2022	2021
Items constituting net income from discontinued operations
Other income	-	400
Net income from discontinued operations	-	400

	June 30, 2022	December 31, 2021
Carrying amounts of major classes of assets of discontinued operations
Cash and cash equivalents	$1	$1
Accounts receivable, trade	17	17
Prepaid expenses and other assets	29	29
Total major classes of current assets of discontinued operations	47	47
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	115	115
Accrued liabilities	1	5
Total major classes of current liabilities of discontinued operations	116	120

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
4.	Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels have been employed since their acquisition under time and voyage charter contracts, and since 2021 the Company also charters some of its vessels under pool arrangements. Accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For the six months ended June 30, 2022, Revenue from continuing operations amounted to $13,225 from spot charters, to $0 from time-charters and to $12,050 from pool charters. For the six months ended June 30, 2021, Revenue from continuing operations amounted to $11,441 from spot charters, to $5,998 from time-charters, and to $74 from pool charters.
As of June 30, 2022, the balance of Accounts receivable, net, for the continuing operations amounted to $4,995 for the spot charters (of which $828 relates to contract assets), to $0 for the time-charters and to $3,252 for the pool charters. As of December 31, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,037 for the spot charters (of which $196 relates to contract assets), to $2 for the time-charters and to $1,753 for the pool charters.

For the six months ended June 30, 2022 and 2021, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

Charterer	2022	2021
A	-	-
B	-	29%
C	-	10%
D	48%	28%
E	15%	-

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $1,587 and to $405 as of June 30, 2022 and December 31, 2021, respectively.

Credit Losses Provision

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels were firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of June 30, 2022 and December 31, 2021, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $158 and $121, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the six months ended June 30, 2022 and 2021, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $39 and $(20), respectively, and for 2022 it also includes an amount of $38 representing demurrages write offs. No allowance was recorded on insurance claims as of June 30, 2022 and December 31, 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
5.	Transactions with Related Parties

(a) Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross freight and hire revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the six months ended June 30, 2022, commissions and brokerage fees to Pure Brokerage amounted to $293 and $90, and for the six months ended June 30, 2021 to $215 and $90, respectively, and are included in Voyage expenses and in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2022 and December 31, 2021, an amount of $35 and $63 was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

(b) Mango Shipping Corp (“Mango”) : On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is Aliki Paliou, of up to $5.0 million, for general working capital purposes. The loan has a term of one year from the date of the agreement, bears interest of 9.0% per annum, and would be drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date.  As of June 30, 2022, the full amount of $5,000 had been drawn under the credit facility, and the amount is included in Related party financing, current, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. For the six months ended June 30, 2022, interest and commitment fees incurred in connection with the Mango loan amounted to $139 and are included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Arrangement fees of $200 were capitalized contra to debt and are amortized over the facility period under the straight-line method, while amortization of arrangement fees for the six months ended June 30, 2022 amounted to $64 and are also included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common Share.  The tender offer expired on January 27, 2022, and a total of 2,834,612 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 are beneficially owned by Aliki Paliou and 28,171 are beneficially owned by Andreas Michalopoulos.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
6.	Vessels, net

The amounts of Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	$136,782	$(13,746)	$123,036
- Transfer from other non-current assets	558	-	558
- Vessels’ improvements	660	-	660
- Depreciation	-	(3,720)	(3,720)
Balance, June 30, 2022	$138,000	$(17,466)	$120,534

During the six months ended June 30, 2022, the Company capitalized an amount of $660 and also an amount of $558 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “Blue Moon”.

On June 16, 2022, the Company, through a newly established subsidiary, entered into a memorandum of agreement with unrelated parties, to acquire the Aframax tanker vessel “Maran Sagitta”, to be renamed “P. Sophia”, for the purchase price of $27,577. Based on the memorandum of agreement, the Company paid to the seller the amount of $2,758, which was 10% of the vessel purchase price and the amount of $53 regarding pre delivery expenses. These amounts are presented in the Consolidated Balance Sheets under “Advances for vessel acquisitions’’ totaling $2,811 as of June 30, 2022.

7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2022	Current	Non-current	December 31, 2021	Current	Non-current

Nordea Bank secured term loan	$22,533	$3,740	$18,793	$24,403	$3,740	$20,663
Piraeus Bank secured term loan	23,701	4,171	19,530	25,786	4,171	21,615
less unamortized deferred financing costs	(227)	(112)	(115)	(291)	(123)	(168)
Total debt, net of deferred financing costs	$46,007	$7,799	$38,208	$49,898	$7,788	$42,110

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into two long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. The loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at LIBOR plus a fixed margin ranging from 2.75% to 2.85%. Their maturities fall due in July and December 2024, and at each utilization date, arrangement fees of 1.00% were paid. The term loans are collateralized by the Company’s five tanker vessels, whose aggregate net book value as of June 30, 2022 was $120,534.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the tanker vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter.

In June 2022, the Company, through two of its vessel-owning subsidiaries, amended its loan agreement with Piraeus Bank for a new loan facility of up to $31,933, to partially finance the acquisition of “P. Sophia” with loan proceeds of up to $24,600, and to refinance the existing tranche of the vessel “P. Yanbu” by $7,333 (Note 12). The amended loan is repayable in quarterly instalments plus with one balloon payment to be paid together with the last installment and bears variable interest at LIBOR plus a fixed margin  of 2.70%. The loan maturity falls due in July 2027. The Company should pay to Piraeus Bank on the utilization date of the loan, an arrangement fee in the amount of 0.75% of the amount of each Tranche drawn.

The Nordea and Piraeus Bank loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. In November 2021, the Company’s lender Nordea Bank has provided their consent for a reduction of the Company’s minimum liquidity requirement from $9,000 to $5,000, with an effective date December 31, 2021 through June 30, 2022. In June 2022, the Company’s lender Piraeus Bank amended existing indebtedness, with a minimum liquidity requirement of $5,000 applicable as of June 30, 2022. According to the provisions of the amended loan agreement with Piraeus Bank part of the minimum liquidity (5% of the outstanding amount under the loan agreement with Piraeus Bank) shall be maintained with Piraeus Bank.

As at June 30, 2022 and December 31, 2021, the compensating cash balance required under the loan agreements is included in Cash and cash equivalents in the accompanying consolidated balance sheets. As at June 30, 2022 and December 31, 2021, the Company was in compliance with all of its loan covenants.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The weighted average interest rate of the Company’s bank loans for the six months ended June 30, 2022 and 2021, was 3.25% and 2.92%, respectively.

For the six months ended June 30, 2022 and 2021, interest expense on long-term bank debt amounted to $789 and $824, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on bank debt as of June 30, 2022, and December 31, 2021, amounted to $62 and $51, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at June 30, 2022, the maturities of the debt facilities described above, are as follows:

Principal Repayment

July 1, 2022 through June 30, 2023	$7,911
July 1, 2023 through June 30, 2024	7,911
July 1, 2024 through December 31, 2024	30,412
Total	$46,234

8.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(b) The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $39 and $84, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the June 30, 2022 and December 31, 2021 balance sheets. The monthly rent cost under the existing as of June 30, 2022 lease agreements are $7 (based on the exchange rate of Euro/US Dollar $1.0620 as of June 30, 2022). Rent costs have been reduced for the Company for 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor was partially reimbursed for these rent payments by the state for the first semester of 2021. Accordingly, rent expenses amounted to $47 and $0 for the six months ended June 30, 2022 and 2021, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated financial statements. The Company assessed in 2021 that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as of June 30, 2022, as no impairment indicators existed.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2022:

Amount
Year 1	$40
Year 2	3
Total	$43
Less imputed interest	(4)
Present value of lease liabilities	$39

Lease liabilities, current	37
Lease liabilities, non- current	2
Present value of lease liabilities	$39

9.     Changes in Capital Accounts

(a) Company’s Preferred Stock: As of June 30, 2022, and December 31, 2021, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares and 1,200,000 have been designated Series B preferred shares. As of June 30, 2022,793,657  Series B preferred shares were issued and outstanding, while as of December 31, 2021, no preferred stock was issued and outstanding.

(b) Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common Share.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The Company pays 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date. Each Series B Preferred Share has no voting rights and is convertible at the option of the holder during a period of 30 days starting in the first anniversary of issuance, and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below).  Each Series B Preferred Share will have a fixed liquidation preference of $25.00 per share. The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Finally, Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company. The tender offer expired on January 27, 2022, and a total of 2,834,612 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 are beneficially owned by Aliki Paliou and 28,171 are beneficially owned by Andreas Michalopoulos. For the six months ended June 30, 2022, dividends accrued but not declared on Series B preferred shares amounted to $328.

The Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, will be established not earlier than one year from the date of original issuance of the Series B Preferred Shares. Their material anticipated terms are as follows: the Company will pay a 5.00% annual dividend on the Series C Preferred Shares either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; the Series C Preferred Shares will be convertible to Common Shares, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Shares, in whole or in part, at a conversion price equal to $5.50 per Common Share (as adjusted). The conversion price shall be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the original issuance of Series B Preferred Shares, provided that, such adjusted conversion price shall not be less than $0.50. Each Series C Preferred Share shall be entitled to a number of votes equal to the number of shares of Common Stock into which the share is then convertible multiplied by 10. Holders of the Series C Preferred Shares shall be entitled to vote with holders of Common Shares, voting together as a single class (with certain exceptions).

In its assessment for the accounting of the Series B preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability.  The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock was estimated using the Black & Scholes model and weighted the possibilities: a) that the Series B are not further exchanged for Preferred C shares, b) that the Series B are converted to Series C on the applicable conversion date and further assumed that there is no further conversion of the Series C preferred shares to common shares and c) that the Series C are further converted to common shares. Moreover, the Company’s valuation used the following assumptions: (a) 4% dividend yield for the Series B preferred stock and 5% dividend yield for the Series C preferred stock, assumed based on stated dividend policy for the Series B preferred shares, and expected dividend policy for the Series C preferred shares, (b) weighted average expected volatility of 65%, (c) risk free rate of 0.74% determined by management using the applicable 1-year treasury yield as of the measurement date, (d) market value of common stock of $3.09 and (e) expected life of  convertibility option of the Series C preferred shares to common shares of 5 years as at September 2, 2023. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders, that should be deducted from the net loss from continuing operations to arrive at the net loss available to common stockholders from continuing operations (Note 10). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(c) Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 120,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 30,000 shares for an exercise price of $10.00 per share, 25,000 shares for an exercise price of $12.50 per share, 20,000 shares for an exercise price of $15.00 per share, 15,000 shares for an exercise price of $20.00 per share, 15,000 shares for an exercise price of $25.00 per share, and 15,000 shares for an exercise price of $30.00 per share.

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability.  The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 and (e) expected life of 5 years as at January 1, 2021. Until June 30, 2022, no stock options were exercised, and in the six months ended June 30, 2021, an amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations.

(d) Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 538,830 shares, and further approved 67,225 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remaining three fourths would vest ratably over three years from the issuance date. As at June 30, 2022, 471,605 restricted common shares remained reserved for issuance under the Plan.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Following the resignation of four of the Company’s board members on February 28, 2022, the Company decided to accelerate the vesting of any unvested shares on the date of their resignation as a severance benefit and the Company recognized the corresponding compensation cost during the first quarter of 2022. During the six months ended June 30, 2022 and 2021, the aggregate compensation cost on restricted stock amounted to $80 and $93, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. On June 30, 2022 and December 31, 2021, the total unrecognized compensation cost relating to restricted share awards was $78 and $159, respectively.

During the six months ended 2022 and 2021, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2020	100,099	$6.71
Granted	-	-
Vested	(49,681)	8.70
Forfeited or expired	-	-
Outstanding at June 30, 2021	50,418	$4.76
Granted	-	-
Vested	(16,807)	4.76
Forfeited or expired	-	-
Outstanding at December 31, 2021	33,611	4.76
Granted	-	-
Vested	(23,107)	4.76
Forfeited or expired	-	-
Outstanding at June 30, 2022	10,504	$4.76

As at June 30, 2022 the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 1.00 year.

(e) At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During the six months ended June 30, 2022, a total of 526,916, common shares were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company suspended its ATM offering in May 2022.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(f) Underwritten Public Offering: On June 1, 2022, the Company completed its underwritten public offering of 7,620,000 units at a price of $1.05 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant to purchase one common share and was immediately separated upon issuance (the “June 2022 Offering”). Each Class A warrant was immediately exercisable for one common share at an exercise price of $1.05 per share and has a maturity of five years from issuance (the “Warrant”) and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Warrants and pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 1,143,000 common shares and/or prefunded warrants and/or 1,143,000 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of approximately $7,126 including the partial exercise of the Over-allotment Option by the underwriters of 890,500 Class A Warrants to purchase up to 890,500 common shares at $0.01 per share. As at June 30, 2022 all pre-funded warrants had been exercised, and no Class A warrants had been exercised. The Company had 10,395,030 common shares outstanding, and 8,510,500 Class A warrants outstanding.

The Company has recorded the excess of the proceeds received over the par value of common stock, namely $7,050,  to additional paid in capital.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
10.	Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For the six months ended June 30, 2022 and 2021, the Company did not pay any dividends. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and warrants is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period while the dilutive effect of convertible securities is computed using the if converted method. For the six months ended June 30, 2022 and 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, outstanding warrants and the non-exercised stock options calculated with the treasury stock method, and also any incremental shares with respect to the preferred convertible stock. In particular,  for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the if-converted method.  Loss from continuing operations is adjusted by the amount of dividends on Series B Preferred Stock as follows to arrive at the net loss attributable to common equity holders:

	2022		2021
	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS
Net income / (loss) from continuing operations	$1,790	$1,790	$(5,900)	$(5,900)
less deemed dividend on Series B preferred stock upon exchange of common stock	(9,271)	(9,271)	-	-
less dividends on Series B preferred shares	(328)	(328)	-	-
Net loss attributable to common stockholders from continuing operations	(7,809)	(7,809)	(5,900)	(5,900)

Net income from discontinued operations	-	-	400	400

Total net loss attributable to common stockholders	(7,809)	(7,809)	(5,500)	(5,500)

Weighted average number of common shares outstanding	4,292,326	4,292,326	5,019,981	5,019,981

Loss per common share, continuing operations	$(1.82)	$(1.82)	$(1.18)	$(1.18)

Earnings per common share, discontinued operations	$-	$-	$0.08	$0.08

Loss per common share, total	$(1.82)	$(1.82)	$(1.10)	$(1.10)

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
11.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

12.	Subsequent Events

(a) Registered Direct Offering: On July 18, 2022, the Company completed a direct offering of 17,000,000 common shares at a price of $0.35 per share and Warrants to purchase up to 17,000,000 common shares at a concurrent private placement. Each Class A warrant is immediately exercisable for one common share at an exercise price of $0.35 per share and will expire five and a half years from issuance. The offering closed on July 19, 2022, and the Company received net proceeds of $5.33 million.

(b) Acquisition of New Vessel: On July 5, 2022 the Company took delivery of the Aframax tanker vessel “P. Sophia” (formerly “Maran Sagitta”) and paid the purchase price of $27,577 with a combination of own funds and proceeds from a new loan facility (see paragraph (c) below).

(c) New Loan Facility with Piraeus Bank: On July 1, 2022 and in relation with the acquisition of the vessel “P. Sophia” discussed above (see paragraph (b)), the Company utilized the full amount of $31,933 of the loan facility with Piraeus bank dated June 30, 2022 (Note 7) and paid arrangement fees of $240. On July 5, 2022 and after the repayment of $7,333 being the outstanding balance of the respective tranche, the ship-owning company of “P. Yanbu” was released from the loan agreement dated December 3, 2020 (Note 7), which remains in effect for the two vessels “P. Fos” and “P. Kikuma”.

(d) Receipt of NASDAQ Notice: On July 13, 2022, the Company received written notification from The NASDAQ Stock Market LLC (“NASDAQ”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is until January 9, 2023. The Company intends to cure this deficiency within the prescribed grace period.